

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
499 Park Avenue, 12th Floor
New York, NY 10022

> **Re: HL Acquisitions Corp.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2018**
> **Pre-effective Amendment 1**
> **Filed June 15, 2018**
> **File No. 333-225520**

Dear Mr. Schwarz:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 8, 2018

Calculation of Registration Fee Table, page iii

1. Specify the subparagraph of Rule 457 under the Securities Act upon which you relied to calculate the registration fee.

Liquidation if no business combination, page 13

2. File the indemnification agreement with MCP V -- Bushwick LLC as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed June 15, 2018

Exhibit 5.1, page 1

3.   Counsel must opine on all securities being registered under this registration statement, including 75,000 representative's shares, 212,500 units underlying representative's unit purchase option, 212,500 ordinary shares included as part of the representative's units, 212,500 redeemable warrants included as part of the representative's units, 212,500 rights included as part of the representative's units, and 21,250 ordinary shares underlying rights included as part of the representative's units. Please revise.

4.   Counsel's opinion must be duly executed, that is, dated and signed. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                                Division of Corporation Finance
                                                Office of Manufacturing and
                                                Construction

cc: David Alan Miller